      UNITED STATES OF AMERICA
            Before the
SECURIIES AND EXCHANGE COMMISSION

--------------------------------------------

In the Matter of
                                                              TWENTY FIFTH
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)

--------------------------------------------

         THIS IS TO CERTIFY,  pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company  ("National") and its subsidiary,  Horizon
Energy Development, Inc. ("Horizon") in its Application-Declaration on Form U-1,
as amended  (File No.  70-8649),  have been carried out in  accordance  with the terms and  conditions  of said  Application-Declaration  and the Order (HCAR No.
35-26364,  dated August 29, 1995) of the Securities and Exchange Commission (the
"Commission") with respect thereto,  and that the following  information for the period ended September 30, 2001 is herein provided:

         1a)      Horizon's balance sheet at September 30, 2001 is attached as
                  Exhibit 1.

         1b)      National's  balance  sheet at September  30, 2001 will be
                  included in  National's Form 10-K for the year ended September
                  30,  2001 which is  expected to be filed with the Commission on or before December 17, 2001 and is incorporated  herein by reference.

         2a)      Horizon's income statement for the quarter ended September 30,
                  2001 is attached as Exhibit 2.

         2b)      National's income statement for the fiscal year ended
                  September  30, 2001 will be included in  National's  Form 10-K for the year ended September 30, 2001, which is expected to be filed with the  Commission on or before  December 17, 2001 and is incorporated herein by reference.

         3)       Recourse and non-recourse debt securities issued to third
                  parties by  Intermediate  Companies  during the quarter  ended
                  September 30, 2001. None.

         4)       A general description of the activities of the Applicants for the quarter ended  September 30, 2001,  and of the projects in which they or their  subsidiary  companies  have an  ownership interest:

         The  Project  Activities  (as such  term is  defined  in the  aforesaid
         Application-Declaration) that National and Horizon, and subsidiaries of
         Horizon,  were engaged in pursuant to File No. 70-8649, as of September
         30, 2001, are as follows:

         Horizon, through its wholly owned indirect subsidiaries, Horizon Energy
         Holdings, Inc. and Horizon Energy Development, B. V. (HEDBV), continues to own 100% of the capital stock of each of Horizon Energy  Development
         s.r.o.  ("HED") and Power Development s.r.o.  ("PD"). PD had owned 100%
         of the capital stock of Telplarna Kromeriz a.s. ("TK"),  however,  100%
         of such  ownership  was  transferred  to HEDBV  as part of the  ongoing liquidation  of PD which  had been  previously  reported.  HEDBV and TK continue to engage in power  development and related  activities in the
         Czech Republic and eastern Europe.

         The only  material  asset of TK is its  district  heating  system which sells steam heat to its  residential  and  commercial  customers in the city of Kromeriz,  Czech Republic.  TK continues to investigate ways to convert the  existing  steam  plant into a  cogeneration  facility,  or otherwise to generate electricity at the site.

         As of September  30, 2001,  HEDBV also owned  approximately  86% of the capital stock of United  Energy,  a.s.  (UE),  formerly  known as Prvni
         Severozapadni  Teplarenska,  a.s. (PSZT). As previously reported,  PSZT was the  surviving  entity  resulting  from  the  merger  of  PSZT  and
         Severoceske  Teplarny,  a.s. (SCT).  Both PSZT and SCT,  directly,  and through subsidiaries  produced heat and power. UE continues to carry on those  operations and  distribute  heat and sells power at wholesale in the northern part of the Czech Republic.

         HEDBV,  as a  shareholder  of SCT,  had  received  dividends  from  its investment in the SCT shares. HEDBV, as a shareholder of PSZT (now UE), has received, and expects to receive, in the future, dividends from its investment in UE shares.

         During the quarter, Horizon also carried on Project Activities in Italy and Belgium, but owns no assets in those countries at this time.

         The aggregate  investment of National and its  subsidiaries in electric wholesale  generators and foreign utility companies does not exceed the limits set forth in the Commission's Rule 53.

         5)       Information on intercompany service transactions (including
                  those  provided  at  cost  and  at  market  rates)   involving
                  affiliated  Intermediate  Companies  during the quarter  ended
                  September 30, 2001:

         Neither  Horizon  nor  National  engaged  in any  intercompany  service transactions with affiliated Intermediate Companies.

November 30, 2001               NATIONAL FUEL GAS COMPANY

                                By:  /s/ P. C. Ackerman
                                   ---------------------------------------------
                                   P. C. Ackerman
                                   President

                                HORIZON ENERGY DEVELOPMENT,
                                INC.

                                By:  /s/ R. J. Tanski
                                   ---------------------------------------------
                                   R. J. Tanski
                                   Secretary and Treasurer